# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ImmuCell Corporation, CIK 0000811641
CUSIP: 045252306
Title of class of securities: Common Stock, $0.10 par value per share
Address of issuer's principal executive offices: 56 Evergreen Drive, Portland, Maine (ME), 04103
Date of event which requires filing of this statement: 11/19/2025
Filed by CIK 0001674241
Persons authorized to receive notices and communications: Ejnar A. Knudsen III, 212 West Superior, Suite 500, Chicago, Illinois (IL), 60654, (530) 564-0626

## Reporting persons
- Ejnar A. Knudsen III (CIK 0001674241): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 465,790; shared voting power 367,000; sole dispositive power 465,790; shared dispositive power 367,000; aggregate amount beneficially owned 832,790 (9.21% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.10 par value per share
Name of issuer: ImmuCell Corporation
Address of issuer's principal executive offices: 56 Evergreen Drive, Portland, Maine (ME), 04103

## Item 2. Identity and Background
Name of person filing: Ejnar A. Knudsen III ("Knudsen" or the "Reporting Person")
Residence or business address: 212 West Superior, Suite 500, Chicago, IL 60654
Present principal occupation or employment: The Reporting Person is the founder and chief executive officer of AGR Partners.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the approximately $2,293,750 used in connection with the compulsory redemption of the limited partners of Craton Capital, LP ("Craton") pursuant to previously agreed upon terms, was general investment funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
All shares held by the Reporting Person are held by the Reporting Person for investment purposes.
The Reporting Person currently has no plans or proposals that relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of the instructions to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 832,790; 9.21% (based on the outstanding number of shares reported as being outstanding as of October 31, 2025 in the Quarterly Report on Form 10-Q of ImmuCell Corporation (the "Company") filed with the Securities and Exchange Commission on November 11, 2025)
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power with respect to 465,790 shares of the Company's common stock. The Reporting Person has shared voting power and shared dispositive power with respect to 367,000 shares of the Company's common stock.
Transactions in the class effected during the past sixty days: As of the date hereof, the Reporting Person is the beneficial owner of 832,790 shares of common stock representing approximately 9.21% of the approximately 9,045,851 shares outstanding, as disclosed in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025. The Reporting Person's beneficial ownership consists of 465,790 shares of common stock of the Company over which the Reporting Person has sole voting power and sole dispositive power. These shares are held directly by the Reporting Person or indirectly by entities the Reporting Person controls. Craton is the record owner of 367,000 shares the Company's common stock. The compulsory redemption of the limited partners of Craton resulted in Knudsen having an increased ownership in the remaining securities, including the Company. Knudsen has an interest in Craton's general partner and is the direct or indirect owner of various family limited partner accounts remaining with Craton. Knudsen and Raju Shah are the only remaining partners of Craton. Knudsen may be considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, 367,000 shares of the Company's common stock owned of record by Craton. This statement on Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of the securities covered by this statement.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Ejnar A. Knudsen III: /s/ Ejnar A. Knudsen III, Ejnar A. Knudsen III (11/20/2025)